Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to issue a Write-down Contingent Capital Securities.

On May 21, 2015, the board of directors of Shinhan Financial Group made a resolution to issue a Write-down Contingent Capital Securities.

1. Purpose of Issuance : To maintain capital requirements under the Basel III

2. Details of Issuance

Type of Securities	Write-down Contingent Capital Securities

Total Amount of Issuance Limit	KRW 200 Billions

Maturity of Securities	30 Years (Callable by the issuer only after a minimum of 10 years)

• The details of issuance and interest rate will be delegated to the Chief Executive Officer.